SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ----------------------

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934

                               RailAmerica, Inc.
                               (Name of Issuer)

                         Common Stock, Par Value $.001
                         (Title of Class of Securities)

                                 750753105
                               (CUSIP Number)

                             Arthur Goetchius
        300 Park Avenue, 21st Fl., New York, NY 10022 (212) 755-9000
              (Name, address and telephone number of person authorized to receive notices and communications)

                               July 8, 1997
          (Date of event which requires filing of this statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

          NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              Page 1 of 23 Pages


                                     13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Associates, L.P.
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                        WC
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            212,660
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            212,660
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            212,660
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            2.41%
----------------------------------------------------------------------------
            (14)  TYPE OF REPORTING PERSON **
                              PN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 2 of 23 Pages


                                    13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                          OO
----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            444,500
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            451,450
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            451,450
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            5.11%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IA
----------------------------------------------------------------------------
                  ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 3 of 23 Pages


                                     13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Bev Partners, L.P.
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              WC
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            99,390
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            99,390
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            99,390
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            1.13%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            PN
----------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 4 of 23 Pages


                                     13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                      Jonas Partners, L.P.
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
-----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              WC
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            18,000
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            18,000
-----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            18,000
-----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            .20%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            PN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 5 of 23 Pages


                                      13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO     PF
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            15,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            774,550
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            15,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            796,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            811,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            9.19%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 6 of 23 Pages


                                     13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederic Greenberg
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF       OO
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            774,550
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            781,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            781,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            8.85%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 7 of 23 Pages


                                      13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Frederick Ketcher
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO     PF
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            10,000
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            774,550
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            10,000
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            781,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            791,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            8.96%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IN
----------------------------------------------------------------------------
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 8 of 23 Pages


                                     13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              Jonas Gerstl
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            774,550
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------
PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            781,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            781,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            8.85%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IN
----------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 9 of 23 Pages


                                      13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              James McLaren
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
                              AF     OO
------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
                                                            -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                            774,550
OWNED BY       -----------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                            -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                            781,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                            781,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                            8.85%
----------------------------------------------------------------------------
      (14)  TYPE OF REPORTING PERSON **
                                                            IN
----------------------------------------------------------------------------
                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 10 of 23 Pages


						13D
CUSIP No. 750753105
----------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
					William D. Lautman
----------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
----------------------------------------------------------------------------
     (3)  SEC USE ONLY
----------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS **
      				AF	OO
----------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
----------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
					United States
----------------------------------------------------------------------------

NUMBER OF      (7)  SOLE VOTING POWER
								-0-
SHARES         ---------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
								774,550
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
								-0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
								781,500
----------------------------------------------------------------------------
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
								781,500
----------------------------------------------------------------------------
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
----------------------------------------------------------------------------
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
								8.85%
----------------------------------------------------------------------------
	 (14)  TYPE OF REPORTING PERSON **
								IN
----------------------------------------------------------------------------





                   ** SEE INSTRUCTIONS BEFORE FILLING OUT!
                              Page 11 of 23 Pages


ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the common stock, $.001 par value (the "Common Stock"), issued by RailAmerica, Inc., a Delaware corporation (the "Company"), whose principal executive offices are 301 Yamato Road, Suite 1190, Boca Raton, Florida, 33431.

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) This statement is filed by (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), with respect to shares of Common Stock beneficially owned by it, (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), with respect to shares of Common Stock held in two of the discretionary accounts managed by EGS Partners, (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), with respect to shares of Common Stock beneficially owned by it, (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), with respect to shares of Common Stock beneficially owned by it, (v) William Ehrman, with respect to shares of Common Stock beneficially owned by him and members of his immediate family, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vi) Frederic Greenberg, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (vii) Frederick Ketcher, with respect to shares of Common Stock beneficially owned by him, EGS Associates, EGS Partners, Bev Partners, and Jonas Partners,(viii) Jonas Gerstl, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners; (ix) James McLaren, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners; and (x)William D. Lautman, with respect to shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners and Jonas Partners. The foregoing persons are hereinafter sometimes referred to collectively as the "Reporting Persons". Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.
     The general partners of EGS Associates, Bev Partners, and Jonas Partners, and the members of EGS Partners, are William Ehrman, Frederic Greenberg, Frederick Ketcher, Jonas Gerstl, James McLaren and William D. Lautman (collectively, the "General Partners").
     (b) The address of the principal business and principal office of (i) EGS Associates, EGS Partners, Bev Partners, Jonas Partners, and each of the General Partners is 300 Park Avenue, 21st Floor, New York, New York 10022
     (c) The principal business of each of EGS Associates, Bev Partners, and Jonas Partners is that of a private investment partnership, engaging in the purchase and sale of securities for investment for its own account. The principal business of EGS Partners is that of a registered investment adviser under the Investment Advisers Act of 1940, as amended, engaging in the purchase and sale of securities for investment on behalf of discretionary accounts. The present principal occupations of the General Partners are as general partners of EGS Associates, Bev Partners, and Jonas Partners and members of EGS Partners.
     (d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
     (e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial
                              Page 12 of 23 Pages


or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.
     (f) Each of the individuals referred to in paragraph (a) above is a United States citizen. EGS Associates, Bev Partners, and Jonas Partners are Delaware limited partnerships. EGS Partners is a Delaware limited liability company.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners is approximately $964,928, $2,394,427, $489,948, and $79,875, respectively.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher is approximately $46,880.
     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family is approximately $136,890.
     Messrs. Gerstl, Greenberg, McLaren and Lautman currently own no shares of Common Stock.
     The shares of Common Stock purchased by each of EGS Associates, Bev Partners, and Jonas Partners were purchased with the investment capital of the respective entities. The shares of Common Stock purchased by EGS Partners were purchased with the investment capital of discretionary accounts under its management. The shares of Common Stock purchased by Mr. Ketcher and by Mr. Ehrman and his immediate family were purchased with personal funds.
     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBank Montgomery, and may from time to time have debit balances. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. Non-margin accounts are maintained at Bankers Trust Company. The shares owned by Mr. Ketcher and by Mr. Ehrman and his immediate family are held in accounts maintained at NationsBank Montgomery. Currently, the interest rate charged on such various margin accounts is approximately 7% per annum.

ITEM 4.   PURPOSE OF THE TRANSACTION.

     The purpose of the acquisition of the shares of the Common Stock by the Reporting Persons was for investment. Each may make further purchases of the Common Stock from time to time and may dipose of any or all of the shares of Common Stock held by it or him at any time.
     None of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (b) through
(j), inclusive, of Item 4 of Schedule 13D. Such entities and persons may, at any time and from time to time, review or reconsider their position with respect to the Company, and formulate plans or proposals with respect to any of such matters, but have no present intention of doing so.
                              Page 13 of 23 Pages


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 8,829,275 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 13, 1997, as reflected in the company's quarterly report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the fiscal quarter ended September 30, 1997 (which is the most recent Form 10-Q on file).

     As of the close of business on November 28, 1997:

             (i) EGS Associates owns beneficially 212,660 shares of Common Stock, constituting approximately 2.41% of the shares outstanding.
            (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 451,450 shares, constituting approximately 5.11% of the shares outstanding, purchased for discretionary accounts managed by it.
           (iii) Bev Partners owns beneficially 99,390 shares of Common Stock, constituting approximately 1.13% of the shares outstanding.
            (iv) Jonas Partners owns 18,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
             (v) Mr. Ehrman owns beneficially through ownership by himself and members of his immediate family, 30,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (vi) Mr. Ketcher owns beneficially through ownership by himself 10,000 shares of Common Stock, constituting less than 1% of the shares outstanding.
           (vii) Messrs. Gerstl, Greenberg, McLaren and Lautman own directly no shares of Common Stock.
         By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 212,660 shares beneficially owned by EGS Associates, the 451,450 shares beneficially owned by EGS Partners, the 99,390 shares beneficially owned by Bev Partners, and the 18,000 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 781,500 shares of Common Stock, constituting approximately 8.85% of the shares outstanding.
          (viii) In the aggregate, the Reporting Persons beneficially own a total of 821,500 shares of Common Stock, constituting approximately 9.30% of the shares outstanding.
            (b)   (i)   Each of EGS Associates, EGS Partners, Bev Partners,
and Jonas Partners has the power to vote on all of the shares of Common Stock, except for 6,950 shares held by one of the discretionary accounts, and to dispose of all of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                  (ii) Mr. Ehrman has no power to vote and shared power to dispose of shares owned by his immediate family and Mr. Ketcher has the sole power to vote and dispose of the shares owned directly by him.

                         Page 14 of 23 Pages


          (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to July 8, 1997 until November 28, 1997 by EGS Associates, EGS Partners, Bev Partners, Jonas Partners, William Ehrman and Frederick Ketcher are set forth in Schedules A, B, C, D, E and F, respectively, and were effected in the over-the-counter market and in private placements. During such period, Messrs. Greenberg, Gerstl, McLaren and Lautman, did not enter into any transactions in the Common Stock.

          (d) No person other than each respective record owner of shares of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof or between such persons and any other person with respect to any securities of the Issuer including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     The following exhibit is being filed with this Schedule:

Exhibit 1 A written agreement relating to the filing of joint acquisition statements as required by Rule 13D-1(f)(1) of the Act.























                            Page 15 of 23 Pages


                                  SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  ------------------------       ---------------------------------------
                                       William Ehrman, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P., and as a member
                                       of EGS PARTNERS, L.L.C.

                                       ---------------------------------------
                                       Frederic Greenberg, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       ---------------------------------------
                                       Frederick Ketcher, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       ---------------------------------------
                                       Jonas Gerstl, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       ---------------------------------------
                                       James McLaren, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.

                                       ---------------------------------------
                                       William D. Lautman, individually and as
                                       general partner of each of EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       JONAS PARTNERS, L.P. and as a member of
                                       EGS PARTNERS, L.L.C.







                                Page 16 of 23 Pages


                                   Schedule A

                               EGS Associates, L.P.

                         Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

6/12/97                  7,020                        $4.63
6/23/97                 17,300                        $4.50
8/20/97                 12,500                        $4.75
11/21/97                 5,000                        $5.75







































                              Page 17 of 23 Pages


                                   Schedule B

                              EGS Partners, L.P.

                      Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

6/16/97                   1,500                       $4.63
6/23/97                     250                       $4.50
6/24/97                  20,000                       $4.44
6/25/97                   5,000                       $4.44
6/27/97                  15,000                       $4.50
6/30/97                  25,000                       $4.44
7/8/97                   40,000                       $4.44
7/8/97                   10,000                       $4.50
7/9/97                   40,000                       $4.67
7/10/97                  27,500                       $4.92
7/18/97                  20,000                       $5.19
7/25/97                   4,000                       $5.00
7/28/97                  16,000                       $5.00
7/30/97                  10,000                       $5.00
8/4/97                   30,000                       $4.81
8/8/97                    5,000                       $4.52
8/28/97                  15,000                       $5.06
8/29/97                   7,000                       $5.00
10/2/97                  25,000                       $6.00
10/3/97                  25,000                       $6.00
10/21/97                 10,000                       $6.63
10/23/97                 10,000                       $6.63
10/24/97                 20,000                       $6.56
10/28/97                 10,000                       $6.00
11/5/97                  10,000                       $5.88
11/13/97                 15,000                       $5.88
11/17/97                 10,000                       $6.00
11/21/97                 15,000                       $5.57
11/24/97                  5,000                       $5.62














                              Page 18 of 23 Pages


                                   Schedule C

                              Bev Partners, L.P.

                      Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

6/12/97                  2,980                        $4.63
6/23/97                  7,450                        $4.50
10/21/97                15,000                        $6.69
10/23/97                 5,000                        $6.63







































                              Page 19 of 23 Pages


                                   Schedule D

                             Jonas Partners, L.P.

                        Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (including
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

7/8/97                  18,000                        $4.44










































                              Page 20 of 23 Pages


                                   Schedule E

                                  William Ehrman

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (excluding
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

5/12/97                 15,000                        $4.56
5/12/97                 15,000*                       $4.56
































----------------------

*  Shares held in an account for the benefit of Mr. Ehrman's wife.






                              Page 21 of 23 Pages


                                    Schedule F

                                Frederick Ketcher

                       Transactions in the Common Stock

                                                      Price Per Share
Date of                 Number of                     (excluding
Transaction             Shares Purchased/(Sold)       Commissions, if any)
--------------------------------------------------------------------------

5/30/97                 10,000                        $4.69










































                              Page 22 of 23 Pages


                                  EXHIBIT 1
               JOINT ACQUISITION STATEMENT
               PURSUANT TO RULE 13D-1(f) 1
The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, as amended, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, as amended, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED:  ------------------------
                                       ---------------------------------------
                                       William Ehrman, individually and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.
                                       ---------------------------------------
                                       Frederic Greenberg, individually and
                                       as general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.
                                       ---------------------------------------
                                       Frederick Ketcher, individually and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.
                                       ---------------------------------------
                                       Jonas Gerstl, individually and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.
                                       ---------------------------------------
                                       James McLaren, individually and as
                                       general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.
                                       ---------------------------------------
                                       William D. Lautman, individually
                                       and as general partner of each of  EGS
                                       ASSOCIATES, L.P., BEV PARTNERS, L.P.,
                                       and JONAS PARTNERS, L.P., and as a
                                       member of EGS PARTNERS, L.L.C.



                              Page 23 of 23 Pages


(..continued)